Exhibit 99.1

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces
First Quarter 2020 Results

Record Q1 revenues of $15.1 million, up 73% year-over-year

Netanya, Israel, May 19, 2020 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the quarter ended March 31, 2020.

Highlights of the first quarter of 2020
•	Past and ongoing investments promoting strong growth, with quarterly revenues up 73% year-over-year to a record $15.1 million;
•	Gross margin stability at 36%;
•	Net income of $170,000 and positive Adjusted EBITDA of $863,000;
•	US manufacturing facility ramping production;
•	Quarter-end net cash position of $32.1 million.
•	Reiterates 2020 revenues guidance of in excess of $65 million, with continued sequential revenue growth throughout the year.

Management Comments

Dov Sella, RADA's Chief Executive Officer commented, “Given the very significant opportunities we identified in the emerging business of mini-tactical radars a few years ago, particularly in the United States, we took the decision to invest strongly in our business over the past two years so that we can tap into the potential and meet the demand. These investments have now stabilized and are bearing their fruits. As our ahead-of-schedule profitability and our 73% revenue growth in the first quarter of 2020 demonstrate, the potential is starting to be revealed, and I believe this is only the beginning. Our end-markets are gradually shifting to the serial production phase and we expect that in the coming months we will start to build backlog for deliveries in 2021 and beyond, especially in the US. Our US manufacturing facility is ISO-certified and deliveries to US customers have commenced.”

Concluded Mr. Sella, “Until now, we have not seen any adverse financial impact from the Corona pandemic on our business. While taking every effort to fully protect our workforce globally, our business is considered a critical defense enterprise and we are manufacturing at full operational capacity in both Israel and at our new US manufacturing facility. The steps we have taken to ensure full business continuity, including increasing our inventory of components, have been successful and while the evolution of the pandemic situation is unpredictable, RADA is fully prepared to maintain its deliveries to customers on-time and as-planned. With net cash of over $32 million and maturing end-markets with growing demand, RADA has never been in a stronger position.”

2020 First Quarter Summary

Revenues totaled $15.1 million in the quarter, compared with revenues of $8.7 million in the first quarter of 2019, an increase of 73%.

Gross profit totaled $5.4 million in the quarter (36% of revenues), an increase of 71% compared to gross profit of $3.2 million in the first quarter of 2019 (36% of revenues).

Operating income was $46,000 in the quarter compared to an operating loss of $558,000 in the first quarter of 2019.

Net income attributable to RADA’s shareholders in the quarter was $170,000, or $0.00 per share, compared to a net loss attributable to RADA’s shareholders of $485,000, or $(0.01) per share, in the first quarter of 2019.

Adjusted EBITDA was $863,000 in the quarter compared to adjusted EBITDA of ($26,000) in the first quarter of 2019.

As of March 31, 2020, RADA had net cash and cash equivalents of $32.1 million compared to $13.8 million as of year-end 2019.

Investor Conference Call

The Company will host a conference call later today, starting at 10:00 am ET (5pm Israel time). Management will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:	1-888-668-9141	at 10:00 am Eastern Time
UK:	0-800-917-5108	at 3:00 pm UK Time
Israel:	03-918-0609	at 5:00 pm Israel Time
International:	+972-3-918-0609

A live webcast of the conference call can be accessed from a link on the RADA website at https://www.rada.com/corp/corporate-ir.html.

For those unable to participate, the teleconference will be available for replay at the above link on RADA’s website beginning a few hours after the call.

About RADA Electronic Industries Ltd.

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Contact Information

Company Contact: Avi Israel (CFO) Tel: +972-9-892-1111 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Information with Regard to non-GAAP Financial Measures

The Company presents its financial statements in accordance with U.S. GAAP. RADA’s management uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. Adjusted EBITDA is provided in this press release and the accompanying supplemental information because management believes this non-GAAP measure is useful for investors and financial institutions as it facilitates operating performance comparisons from period to period. As presented in this release, the term Adjusted EBITDA consists of net profit (loss) according to U.S. GAAP, excluding net financing expenses, taxes, depreciation and amortization and non-cash stock-based compensation expenses. Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income and our other GAAP results. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in the table below.

RECONCILIATION FROM GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands

	Three months ended March 31,
	2020	2019

Operating Income (loss)	$46	$(558)
Depreciation	473	259
Non-cash stock-based compensation expense	281	273
Other non-cash amortization	63	-

Adjusted EBITDA	$863	$(26)

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

ASSETS	March 31, 2020	December 31, 2019
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$32,071	$13,754
Restricted cash	480	380
Trade receivables	17,518	13,765
Contract assets	1,114	1,269
Other receivables and prepaid expenses	1,935	1,673
Inventories	19,987	17,196

Total current assets	73,105	48,037

LONG-TERM ASSETS:
Long-term receivables and other deposits	93	97
Property, plant and equipment, net	10,382	9,127
Operating lease right-of-use asset	7,764	7,654
Total long-term assets	18,239	16,878

Total assets	$91,344	$64,915

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	10,001	7,661
Other accounts payable and accrued expenses	6,114	5,572
Advances from customers, net	1,355	1,563
Contract liabilities	21	196
Operating lease short-term liabilities	1,401	1,240

Total current liabilities	18,892	16,232

LONG-TERM LIABILITIES:
Accrued severance pay and other long-term liabilities	645	764
Operating lease long-term liabilities	6,400	6,499
Total long-term liabilities	7,045	7,263

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares at March 31, 2020 and December 31, 2019; Issued and outstanding: 43,388,870 at March 31, 2020 and 37,516,891 at December 31, 2019.	436	394
Additional paid-in capital	144,987	121,212
Accumulated other comprehensive income	(1,195)	(1,195)
Accumulated deficit	(78,821)	(78,991)
Total equity	65,407	41,420

Total liabilities and equity	$91,344	$64,915

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended March 31,		Year ended December 31,
	2020	2019	2019
	Unaudited		Audited

Revenues	$15,071	$8,687	$44,331

Cost of revenues	9,692	5,534	28,394

Gross profit	5,379	3,153	15,937

Operating expenses:
Research and development	2,053	1,366	6,912
Marketing and selling	1,160	882	4,044
General and administrative	2,120	1,463	7,084

Total operating expenses	5,333	3,711	18,040

Operating income (loss)	46	(558)	(2,103)

Financial (Expenses) income, net	124	42	(121)

Net income (loss) from continuing operations	170	(516)	(2,224)
Net income (loss) from discontinued operations	-	-	(115)

Net income (Loss)	$170	$(516)	$(2,339)
Net income (loss) attributable to non-controlling interest	-	(31)	(309)

Net income (loss) attributable to RADA Electronic Industries' shareholders	$170	$(485)	$(2,030)
Basic net income (loss) from continuing operations per Ordinary share	$0.00	$(0.01)	$(0.05)
Diluted net income (loss) from continuing operations per Ordinary share	$0.00	$(0.01)	$(0.05)
Basic and diluted net income (loss) from discontinued operations per Ordinary share	$0.00	$(0.01)	$(0.05)
Basic and diluted net income (loss) per Ordinary share	$0.00	$(0.01)	$(0.05)
Weighted average number of Ordinary shares used for computing basic net income (loss) per share	42,679,754	37,966,987	38,148,756
Weighted average number of Ordinary shares used for computing diluted net income (loss) per share	43,646,623	38,454,861	38,841,866